Dreyfus California Tax Exempt Money Market Fund

ANNUAL REPORT March 31, 2006



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



The Fund

LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus California Tax Exempt Money Market Fund, covering the 12-month period from April 1, 2005, through March 31, 2006.

Yields of tax-exempt money market funds have continued to rise along with short-term interest rates, reaching levels not seen in nearly five years. In March 2006, the Federal Reserve Board's Federal Open Market Committee implemented its fifteenth consecutive increase in the overnight federal funds rate, driving it to 4.75%. Recent economic data, including signs of a strengthening labor market, suggest that further rate hikes are likely in the months ahead.

Indeed, our chief economist, Richard Hoey, currently expects continued U.S. economic growth. However, the economic expansion may begin to rely less on consumer spending and more on corporate capital investment, exports and non-residential construction. In addition, inflationary pressures may increase moderately due to tighter labor markets and robust demand for goods and services.

For more information about how the fund performed, as well as information on market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 17, 2006



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did Dreyfus California Tax Exempt Money Market Fund perform during the period?

For the 12-month period ended March 31, 2006, the fund produced a yield of 2.07%. Taking into account the effects of compounding, the fund produced an effective yield of 2.09%.[1]

We attribute the fund's results to generally rising short-term interest rates, as well as robust investor demand for a more limited supply of California municipal money market instruments.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal and California state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. To pursue this goal, the fund normally invests substantially all of its net assets in municipal obligations that provide income exempt from federal and California state personal income taxes.

In managing the fund, we normally employ two primary strategies. First, we attempt to add value by constructing a portfolio of high-quality money market instruments that provide income exempt from federal and California state personal income taxes. Second, we actively manage the fund's weighted average maturity in anticipation of what we believe to be supply-and-demand changes in California's short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the fund's weighted average maturity, which should position the fund to purchase new securities with then-current higher yields, if higher yields materialize as a result of an increase in short-term supply. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range, which would tend to lengthen the fund's weighted average maturity. If we anticipate limited new-issue supply, we may extend the fund's weighted average maturity to maintain then-current yields for as long as we deem practical. At other times, we typically try to maintain a weighted average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

The U.S. economy grew at a relatively steady pace over the reporting period, as the labor market strengthened and inflation generally remained subdued despite volatile energy prices. As it has since June 2004, the Federal Reserve Board (the "Fed") continued to raise short-term interest rates at each meeting of its Federal Open Market Committee in an effort to forestall potential inflationary pressures, increasing the federal funds rate eight times during the reporting period to 4.75%.

In this economic environment, yields of tax-exempt money market instruments generally rose along with the federal funds rate, reaching levels not seen in nearly five years. However, yields of shorter-dated money market securities tended to climb more sharply than longer-dated securities. By the end of the reporting period, there was little difference in the yields of tax-exempt securities with maturities between six months and four years, and investors continued to focus primarily on instruments maturing in six months or less. Even institutional investors who typically favor longer-term securities began to purchase tax-exempt money market securities. Such robust demand at the short end of the money market yield curve depressed yields on very short-term instruments.

Moreover, like most other states, employment and personal income gains in the steadily growing U.S. economy helped boost tax revenues for California, relieving some of its longstanding budget pressures. As a result, California and its municipalities had less need to issue short-term money market instruments, and a more limited supply of newly issued securities put additional downward pressure on short-term yields.

Therefore, for most of the reporting period, we tended to focus on tax-exempt commercial paper and seasoned municipal notes maturing over a six- to nine-month time frame. We occasionally found opportunities among instruments with somewhat longer maturities, enabling us to construct a "laddered" portfolio of securities scheduled to mature at different times to help ensure that funds will be available for reinvestment should short-term yields continue to rise.

What is the fund's current strategy?

As of the reporting period's end, low unemployment rates and other data suggested that the U.S. economy remains on a path of sustainable growth. In addition, short-term interest rates are still relatively low by historical standards, and the new Fed chairman, Ben Bernanke, has indicated in testimony before Congress that further rate hikes may be needed to fight inflation. Accordingly, we have continued to focus on money market instruments that provide the liquidity needed to capture higher yields as they arise.

However, California comes to market with the bulk of its annual issuance calendar in June, and we may increase the fund's weighted average maturity through the purchase of newly issued one-year municipal notes. Of course, we are prepared to adjust our strategies sooner should we see evidence that short-term interest rates have peaked.

April 17, 2006

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

1 *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-California residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus California Tax Exempt Money Market Fund from October 1, 2005 to March 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment assuming actual returns for the six months ended March 31, 2006	
Expenses paid per $1,000†	$ 3.21
Ending value (after expenses)	$1,011.70

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment assuming a hypothetical 5% annualized return for the six months ended March 31, 2006	
Expenses paid per $1,000†	$ 3.23
Ending value (after expenses)	$1,021.74

† Expenses are equal to the fund's annualized expense ratio of .64%; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

March 31, 2006

Short-Term Investments−99.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California−98.9%				
Alameda-Contra Costa Schools Financing Authority, COP (Capital Improvements Financing Projects) (LOC; KBC Bank)	3.23	4/7/06	900,000 [a]	900,000
California, CP (Liquidity Facility: Bank of Nova Scotia, KBC Bank, Lloyds TSB Bank PLC, National Australia Bank, Royal Bank of Scotland and Societe Generale)	3.37	5/2/06	5,000,000	5,000,000
California, CP (Liquidity Facility: Bank of Nova Scotia, KBC Bank, Lloyds TSB Bank PLC, National Australia Bank, Royal Bank of Scotland and Societe Generale)	3.32	5/8/06	4,000,000	4,000,000
California, GO Notes (Kindergarten-University) (LOC: Citibank NA and State Street Bank and Trust Co.)	3.16	4/7/06	5,000,000 [a]	5,000,000
California, GO Notes (Liquidity Facility; Merrill Lynch)	3.22	4/7/06	9,155,000 [a,b]	9,155,000
California, GO Notes (LOC: Bank of America, Bank of Nova Scotia and Landesbank Hessen-Thuringen Girozentrale)	3.16	4/7/06	5,000,000 [a]	5,000,000
California, GO Notes (Merlots Program) (Insured; FSA and Liquidity Facility; Wachovia Bank)	3.20	4/7/06	995,000 [a,b]	995,000
California, RAN	4.50	6/30/06	6,000,000	6,018,153
California Department of Water Resources, Power Supply Revenue (LOC; Bank of America)	3.15	4/1/06	6,000,000 [a]	6,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Educational Facilities Authority, College and University Revenue (University of Judaism) (LOC; Allied Irish Bank)	3.22	4/7/06	3,200,000 [a]	3,200,000
California Infrastructure and Economic Development Bank, IDR (Murrietta Circuits Project) (LOC; Comerica Bank)	3.23	4/7/06	4,400,000 [a]	4,400,000
California Infrastructure and Economic Development Bank, Revenue (Los Angeles SPCA Project) (LOC; The Bank of New York)	3.16	4/7/06	6,200,000 [a]	6,200,000
California Pollution Control Financing Authority, PCR (Pacific Gas and Electric Corp.) (LOC; JPMorgan Chase Bank)	3.15	4/1/06	5,000,000 [a]	5,000,000
California Pollution Control Financing Authority, SWDR (AG Resources III LLC Project) (LOC; Key Bank)	3.22	4/7/06	2,780,000 [a]	2,780,000
California Pollution Control Financing Authority, SWDR (Burrtec Waste Industries Inc. Project) (LOC; U.S. Bank NA)	3.22	4/7/06	450,000 [a]	450,000
California Pollution Control Financing Authority, SWDR (Greenwaste Recovery Project) (LOC; Comerica Bank)	3.27	4/7/06	3,085,000 [a]	3,085,000
California Pollution Control Financing Authority, SWDR (Marborg Industries Project) (LOC; Wachovia Bank)	3.22	4/7/06	2,210,000 [a]	2,210,000
California Pollution Control Financing Authority, SWDR (Mission Trail Waste Systems, Inc. Project) (LOC; Comerica Bank)	3.27	4/7/06	2,200,000 [a]	2,200,000
California Pollution Control Financing Authority, SWDR (NAPA Recycling and Waste Services, LLC Project) (LOC; Union Bank of California)	3.27	4/7/06	2,255,000 [a]	2,255,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
California Pollution Control Financing Authority, SWDR (Norcal Waste System Inc. Project) (LOC; Bank of America)	3.22	4/7/06	3,625,000 [a]	3,625,000
California Pollution Control Financing Authority, SWDR (Sierra Pacific Industries Inc. Project) (LOC; Wells Fargo Bank)	3.22	4/7/06	1,000,000 [a]	1,000,000
California Pollution Control Financing Authority, SWDR (Sunset Waste Paper Inc. Project) (LOC; Comerica Bank)	3.27	4/7/06	1,000,000 [a]	1,000,000
California Statewide Communities Development Authority, CP (Kaiser Permanente)	3.18	6/8/06	3,500,000	3,500,000
California Statewide Communities Development Authority, Private Schools Revenue (Saint Mary and All Angels School) (LOC; Allied Irish Bank)	3.18	4/7/06	8,050,000 [a]	8,050,000
California Statewide Communities Development Corporation, IDR (Pacific Bearings Company Project) (LOC; Union Bank of California)	3.32	4/7/06	325,000 [a]	325,000
California Statewide Communities Development Corporation, Industrial Revenue (Evapco, Inc. Project) (LOC; Bank of America)	3.27	4/7/06	820,000 [a]	820,000
California Statewide Communities Development Corporation, Industrial Revenue (Lustre California) (LOC; Comerica Bank)	3.22	4/7/06	2,940,000 [a]	2,940,000
Golden State Tobacco Securitization Corporation, Tobacco Settlement Revenue (Liquidity Facility; Citibank NA)	3.22	4/7/06	5,000,000 [a,b]	5,000,000
Golden State Tobacco Securitization Corporation, Tobacco Settlement Revenue (Liquidity Facility; Merrill Lynch)	3.23	4/7/06	1,730,000 [a,b]	1,730,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				

Los Angeles,
    Wastewater System Revenue,
    Refunding (Insured; FGIC and
    Liquidity Facility; FGIC)
	3.16	4/7/06	1,700,000 [a]	1,700,000

Los Angeles Community
    Redevelopment Agency, MFHR
    (Views at 270) (LOC; Citibank NA)
	3.23	4/7/06	1,000,000 [a]	1,000,000

Los Angeles Convention and
    Exhibition Center Authority,
    LR (Insured; AMBAC and
    Liquidity Facility; Dexia
    Credit Locale)
	3.14	4/7/06	2,700,000 [a]	2,700,000

Maywood,
    COP (Infrastructure Financing
    Project) (LOC; Allied Irish
    Bank)
	3.19	4/7/06	2,800,000 [a]	2,800,000

Port of Oakland, Port Revenue (Insured; MBIA)	5.97	11/1/06	630,000	639,727

Riverside Community College
    District, GO Notes (Insured;
    FSA and Liquidity Facility;
    JPMorgan Chase Bank)
	3.20	4/7/06	4,265,000 [a,b]	4,265,000

Sacramento County Sanitation
    District Financing Authority,
    Revenue (Insured; MBIA and
    Liquidty Facility; Citigroup
    Global Markets Holdings)
	3.20	4/7/06	4,445,000 [a,b]	4,445,000

San Diego County,
    COP (Friends of Chabad
    Lubavitch) (LOC; Comerica Bank)
	3.23	4/7/06	1,600,000 [a]	1,600,000

San Francisco City and County
    Airports Commission,
    International Airport Revenue
    (Insured; FSA)
	4.18	5/1/06	250,000	250,224

San Francisco City and County
    Airports Commission,
    International Airport Revenue,
    Refunding (Insured; MBIA)
	3.98	5/1/06	100,000	100,082

Santa Clara County Housing
    Authority, MFHR (Monte Vista
    Terrace Apartments) (LOC;
    Union Bank of California)
	3.26	4/7/06	2,000,000 [a]	2,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Sausalito, MFHR (Rotary Village Senior Housing Project) (LOC; Bank of the West)	3.15	4/7/06	1,200,000 a	1,200,000
Stockton Community Facilities District, Special Tax Revenue (Arch Road East Community Facilities District Number 99-02) (LOC; Wells Fargo Bank)	3.16	4/7/06	3,370,000 a	3,370,000
Tulare-Porterville Schools Financing Authority, COP (2002 Refinancing Project) (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	3.16	4/7/06	7,075,000 a	7,075,000
University of California, College and University Revenue (Putters Program) (Insured; MBIA and Liquidity Facility; PB Finance Inc.)	3.23	4/6/06	3,000,000 a,b	3,000,000
University of California, Education Revenue, CP	3.20	7/13/06	1,000,000	1,000,000
Vacaville Industrial Development Authority, Industrial Revenue, Refunding (Leggett & Platt Inc.) (LOC; Wachovia Bank)	3.23	4/7/06	1,600,000 a	1,600,000
Vallejo, Water Revenue, COP (LOC; KBC Bank)	3.23	4/7/06	2,500,000 a	2,500,000
Ventura County Community College District, GO Notes Election 2002 (Insured; MBIA)	2.98	8/1/06	2,095,000	2,095,000
Ventura County Public Finance Authority LR, CP (LOC; Bank of Nova Scotia)	3.10	4/6/06	1,000,000	1,000,000
Ventura County Public Finance Authority, LR, CP (LOC; Bank of Nova Scotia)	3.20	6/6/06	1,400,000	1,400,000
Walnut Energy Center Authority, Water and Sewer Revenue, CP (Turlock Irrigation District) (LOC; State Street Bank and Trust Co.)	3.15	5/24/06	5,000,000	5,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California (continued)				
Whittier, College and University Revenue (Whittier College) (Insured; Radian Bank and Liquidity Facility; The Bank of New York)	3.21	4/7/06	3,000,000 ᵃ	3,000,000
U.S. Related—.1%				
University of Puerto Rico, College and University Revenue (Insured; MBIA)	5.14	6/1/06	100,000	101,500
Total Investments (cost $155,679,686)			**99.0%**	**155,679,686**
Cash and Receivables (Net)			**1.0%**	**1,531,907**
Net Assets			**100.0%**	**157,211,593**

ᵃ *Securities payable on demand. Variable interest rate—subject to periodic change.*
ᵇ *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2006, these securities amounted to $28,590,000 or 18.2% of net assets.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	95.4
AAA,AA,A [c]		Aaa,Aa,A [c]		AAA,AA,A [c]	3.6
Not Rated [d]		Not Rated [d]		Not Rated [d]	1.0
					100.0

† *Based on total investments.*
[c] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	155,679,686	155,679,686
Cash		879,367
Interest receivable		821,694
Prepaid expenses		10,376
		157,391,123
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		77,276
Payable for shares of Beneficial Interest redeemed		60,000
Accrued expenses		42,254
		179,530
Net Assets ($)		**157,211,593**
Composition of Net Assets ($):		
Paid-in capital		157,211,595
Accumulated net realized gain (loss) on investments		(2)
Net Assets ($)		**157,211,593**
Shares Outstanding		
(unlimited number of $.01 par value shares of Beneficial Interest authorized)		157,277,914
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended March 31, 2006

Investment Income ($):	
Interest Income	**4,569,097**
Expenses:	
Management fee–Note 2(a)	839,347
Shareholder servicing costs–Note 2(b)	116,257
Professional fees	60,268
Custodian fees	19,931
Registration fees	16,269
Prospectus and shareholders' reports	14,213
Trustees' fees and expenses–Note 2(c)	10,251
Miscellaneous	14,726
Total Expenses	**1,091,262**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(4,351)
Net Expenses	**1,086,911**
Investment Income–Net	**3,482,186**
Realized and Unrealized Gain (Loss) on Investments–Note 1(b) ($):	
Net realized gain (loss) on investments	(2)
Net unrealized appreciation (depreciation) on investments	(6)
Net Realized and Unrealized Gain (Loss) on Investments	**(8)**
Net Increase in Net Assets Resulting from Operations	**3,482,178**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended March 31,	
	2006	2005
Operations ($):		
Investment income–net	3,482,186	1,188,646
Net realized gain (loss) on investments	(2)	4,098
Net unrealized appreciation (depreciation) on investments	(6)	6
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,482,178**	**1,192,750**
Dividends to Shareholders from ($):		
Investment income–net	**(3,482,186)**	**(1,188,646)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	547,931,733	293,780,094
Dividends reinvested	2,322,343	745,359
Cost of shares redeemed	(566,664,332)	(261,405,568)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(16,410,256)**	**33,119,885**
Total Increase (Decrease) in Net Assets	**(16,410,264)**	**33,123,989**
Net Assets ($):		
Beginning of Period	173,621,857	140,497,868
End of Period	**157,211,593**	**173,621,857**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended March 31,				
	2006	2005	2004	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income–net	.021	.008	.004	.008	.016
Distributions:					
Dividends from investment income–net	(.021)	(.008)	(.004)	(.008)	(.016)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.09	.81	.43	.81	1.58
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.65	.67	.67	.68	.64
Ratio of net expenses to average net assets	.65	.66	.67	.68	.64
Ratio of net investment income to average net assets	2.07	.81	.43	.81	1.55
Net Assets, end of period ($ x 1,000)	157,212	173,622	140,498	146,246	201,387

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus California Tax Exempt Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and California state income taxes, as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities trans-actions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

At March 31, 2006, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $2 is available to be applied against future net securities profits, if any, realized subsequent to March 31, 2006. If not applied, the carryover expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal periods ended March 31, 2006 and March 31, 2005, were all tax exempt income.

At March 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended March 31, 2006, the fund was charged $79,192 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2006, the fund was charged $25,157 pursuant to the transfer agency agreement.

During the period ended March 31, 2006, the fund was charged $3,784 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $71,059, chief compliance officer fees $1,910 and transfer agency per account fees $4,307.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus California Tax Exempt Money Market Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus California Tax Exempt Money Market Fund, including the statement of investments, as of March 31, 2006 and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2006 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus California Tax Exempt Money Market Fund at March 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
May 5, 2006

IMPORTANT TAX INFORMATION _(Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during its fiscal year ended March 31, 2006 as "exempt-interest dividends" (not generally subject to regular federal and, for individuals who are California residents, California personal income taxes).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Trustees held on November 14, 2005, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board members also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance, Management Fee, and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee, and expense ratio and placed significant emphasis on comparisons to a group of comparable funds, and to iMoneyNet category averages (with respect to performance) and Lipper category averages (with respect to expense ratio). The group of comparable funds previously was approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same iMoneyNet category (the "Stockbroker & General Purpose-State Specific-California Funds" category) as the fund. The Board members discussed the results of the comparisons for various periods ended September 30, 2005, and noted that the fund's total return performance was higher than the comparison group averages for the 1-year, 3-year, 5-year, and 10-year periods, and higher than the iMoneyNet category averages for the 1-year and 3-year periods, but lower than the iMoneyNet category averages for the 5-year and 10-year periods. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board noted that the fund's management fee was at the median among management fees for the comparison group funds and that the fund's expense ratio was lower than the comparison group average and higher than the Lipper category average.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by the mutual funds managed by the Manager or its affiliates with similar investment objectives, policies, and strategies, and in the same iMoneyNet category (the "Stockbroker & General Purpose-State Specific-California Funds" category), as the fund (the "Similar Funds"). The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund. It was noted that one Similar Fund had the same management fee as the fund and that the other Similar Fund was a unitary fee fund with a fee rate lower than the fund's management fee. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. It was noted that economies of scale also could be realized through an adviser's reinvestment of money back into its business for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board members made the following conclusions and determinations.

• The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.

• The Board was satisfied with the fund's overall performance.

• The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

• The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as provides certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 185

David W. Burke (69)
Board Member (1985)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 79

William Hodding Carter III (70)
Board Member (1988)

Principal Occupation During Past 5 Years:
• President and Chief Executive Officer of the John S. and James L. Knight Foundation (1998-2005)

Other Board Memberships and Affiliations:
• Independent Sector, Director
• The Century Foundation, Director
• The Enterprise Corporation of the Delta, Director
• Foundation of the Mid-South, Director

No. of Portfolios for which Board Member Serves: 11

Ehud Houminer (65)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Executive-in-Residence at the Columbia Business School, Columbia University
• Principal of Lear, Yavitz and Associates, a management consulting firm (1996 to 2001)

Other Board Memberships and Affiliations:
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
• Explore Charter School, Brooklyn, NY, Chairman

No. of Portfolios for which Board Member Serves: 37

30

Richard C. Leone (65)
Board Member (1985)

Principal Occupation During Past 5 Years:
• President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.),
 a tax exempt research foundation engaged in the study of economic, foreign policy and
 domestic issues

No. of Portfolios for which Board Member Serves: 11

————————————

Hans C. Mautner (68)
Board Member (1985)

Principal Occupation During Past 5 Years:
• President—International Division and an Advisory Director of Simon Property Group, a real
 estate investment company (1998-present)
• Director and Vice Chairman of Simon Property Group (1998-2003)
• Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

Other Board Memberships and Affiliations:
• Capital and Regional PLC, a British co-investing real estate asset manager, Director
• Member - Board of Managers of:
 Mezzacappa Long/Short Fund LLC
 Mezzacappa Multi-Strategy Fund LLC
 Mezzacappa Multi-Strategy Plus Fund LLC

No. of Portfolios for which Board Member Serves: 11

————————————

Robin A. Melvin (42)
Board Member (1995)

Principal Occupation During Past 5 Years:
• Director, Boisi Family Foundation, a private family foundation that supports youth-serving
 organizations that promote the self sufficiency of youth from disadvantaged circumstances

No. of Portfolios for which Board Member Serves: 11

————————————

John E. Zuccotti (68)
Board Member (1985)

Principal Occupation During Past 5 Years:
• Chairman of Brookfield Financial Properties, Inc.
• Senior Counsel of Weil, Gotshal & Manges, LLP
• Chairman of the Real Estate Board of New York

Other Board Memberships and Affiliations:
• Emigrant Savings Bank, Director
• Wellpoint, Inc., Director
• Visiting Nurse Service of New York, Director
• Columbia University, Trustee
• Doris Duke Charitable Foundation, Trustee

No. of Portfolios for which Board Member Serves: 11

————————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The
Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is
available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this
toll free number: 1-800-554-4611.*

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager - Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 197 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998. `

For More Information

**Dreyfus
California Tax Exempt
Money Market Fund**

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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